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                                                                    EXHIBIT a(7)

                        [LETTERHEAD OF LEHMAN BROTHERS]


                                                       December 18, 1995

Board of Directors
Cobra Golf Incorporated
1812 Aston Avenue
Carlsbad, California 92008

Members of the Board:

     We understand that American Brands, Inc. ("American Brands"), HCAC, Inc., a wholly owned subsidiary of American Brands ("Sub") and Cobra Golf Incorporated (the "Company") have entered into an Agreement and Plan of Merger dated as of December 18, 1995 (the "Agreement") regarding the acquisition of the Company by American Brands. The Agreement provides that Sub will make a tender offer to purchase all of the currently issued and outstanding shares of common stock of the Company at $36.00 per share in cash (the "Offer"). Any shares not purchased in the Offer will be acquired for the same price in cash in a second-step merger of Sub with and into the Company (the "Merger", which, together with the Offer, the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our inquiry, including, without limitation, the Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 1994 and December 31, 1993 and the Company's Quarterly Reports on Form 10-Q for each quarter or quarterly period since September 30, 1993, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) the trading history of the Company's common stock since September 21, 1993 and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, and (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.
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     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading in any material respect. With respect to the financial forecasts of the Company, upon advice of the Company we have assumed that such forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and we have relied upon such forecasts in arriving at our opinion. In arriving at our opinion, we have conducted only a limited physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any proposals or offers from any third party with respect to the purchase of all or a part of the Company's business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

     We have acted as financial advisor to the Company in connection with the Proposed Transaction, will receive a fee upon delivery of this opinion, and may receive an additional fee for our services based upon a variety of factors, including the scope and complexity of such services, our role in transaction structuring and negotiating and the consummation of the Proposed Transaction.
In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past (including acting as lead manager in the Company's initial public offering and as lead manager in a secondary offering of the Company's common stock) and have received customary fees for such services. In the ordinary course of our business, we actively trade in the equity securities of the Company and American Brands for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to such stockholder in connection with the Proposed Transaction.

                                              Very truly yours,


                                              LEHMAN BROTHERS